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                           December 5, 2023

       Davin Kazama
       Chief Executive Officer
       Pono Capital Three, Inc.
       643 Ilalo St. #102
       Honolulu, Hawaii 96813

                                                        Re: Pono Capital Three,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed on November
20, 2023
                                                            File No. 333-274502

       Dear Davin Kazama:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 6, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed on
11/20/2023

       General

   1. We note your disclosures regarding the Forward Purchase Agreement and the FPA
                                                        Funding Amount PIPE
Subscription Agreements. Please revise to explain the purpose for entering into these
agreements and the inter-relationship between them. Please address risk associated with
arrangements. Please quantify the amount of the FPA Funding
                                                        Amount PIPE.
       Summary, page 29

   2. We note your disclosure regarding the Horizon Convertible Promissory Notes, the conversion of which
would result in 1,362,962 Horizon Class B Common Shares being issued to holders of
the Convertible Promissory Notes. Please revise your sensitivity analysis on page 29 to
reflect this source of dilution.
 Davin Kazama
Pono Capital Three, Inc.
December 5, 2023
Page 2

       Please contact Jeff Gordon at 202-551-3866 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                        Sincerely,
FirstName LastNameDavin Kazama
                                                        Division of Corporation
Finance
Comapany NamePono Capital Three, Inc.
                                                        Office of Manufacturing
December 5, 2023 Page 2
cc:       Peter Strand
FirstName LastName